AMENDMENT TO EMPLOYMENT AGREEMENT
(PERSONAL SERVICE AGREEMENT) AND COVENANT NOT TO COMPETE
AND FUNDING AGREEMENTS



This Amendment to the Employment Agreement (Personal Service
Agreement) and Covenant Not to Compete and Funding Agreements is entered into this ______ day of ___________, 1997, by and between CASINOVATIONS INCORPORATED, a Washington corporation
("Corporation") and RANDY D. SINES ("Employee").

The Parties Recite:

A. The Corporation and the Employee have previously entered into an Employment Agreement (Personal Service Agreement) and Covenant Not to Compete dated March 31, 1996. This Agreement has subsequently been amended twice. (The above referenced agreement and its amendments are collectively referred to as the "Employment Agreement").

B. In connection with the Employment Agreement, the parties have previously entered into a Funding Agreement dated January 15, 1996 and Third Round Funding Agreement dated September 30, 1996. The Third Round Funding Agreement subordinated the $300,000 promissory note assigned to Cheryl Forte/Steve Forte and the Employee to the $500,000 promissory note, dated September 30, 1996, payable to Richard S. Huson. This subordination requires payments of $10,000 each to Employee and Cheryl Forte. The $300,000 promissory note was further subordinated by the agreement, dated July 8, 1997, to the $45,000 promissory note, dated July 8, 1997, payable to Richard
S. Huson. (These agreements and their amendments are referred to as the "Funding Agreements").

C. The Employee has resigned as an officer, director and employee of the Corporation effective August 27, 1997.

D. The parties have raised allegations concerning the legality of a purported transfer of the Drop Slot and Anticipation Slot inventions/concepts to the Employee from the Corporation.

E. As a result of the Employee's resignation, the parties desire to confirm and modify each other's obligations under the Employment Agreement and Funding Agreements.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Employment Agreement and Funding Agreements as follows:

1. Assignment of Drop Slot and Anticipation Slot Concepts. Pursuant to a letter dated June 26, 1997, the Corporation attempted to transfer to the Employee all of the Corporation's right, title and interest in the Drop Slot and Anticipation Slot inventions/concepts for the sum of $15,000. Pursuant to the above referenced letter, the payment was reflected in a reduction of the debt owed to the Employee from the

Corporation. The parties have raised questions surrounding the purported transfer and have agreed to restate and settle on the terms and conditions of the assignment as follows:

a. The Corporation has assigned all of its right, title and interest to the Drop Slot and Anticipation Slot concepts to the Employee.

b. The obligations owed by the Corporation to the Employee contained in the Funding Agreements will be decreased by the sum of $5,000, not the $15,000 as previously agreed, in return for the assignment of the Royalty to the Corporation provided herein below.

c. The Employee agrees to reduce the monetary obligations owed by the Corporation to him under the Funding Agreements to an interest rate at nine and one-half percent (9 1/2%) per annum, effective October 1, 1997 and to extend the due date of such obligations for a twelve (12) month period from this same date. If the obligations are not paid on or before September 30, 1998, the interest rate shall increase at such date to fourteen and one-half percent (14 1/2%) per annum. All other terms of the Funding Agreements, including the subordination provisions, shall remain unchanged.

d. The Employee agrees to pay to the Corporation a five percent (5%) Royalty on the Net Revenue received by the Employee, his heirs or assigns from the sale, development, or manufacture of the Drop Sot and Anticipation Slot concepts, including any derivatives or accessories pertaining thereto. The term "Net Revenue" shall be defined as gross cash (or equivalents) revenues received by the Employee, his heirs or assigns from the sale, development, or manufacture of the Drop Slot and Anticipation Slot concepts minus the cost of goods sold for such products. In determining the cost of goods sold, Generally Accepted Accounting Principles shall be used. The Employee shall remit the Royalty payments to the Corporation on a calendar quarter basis. The Royalty payments due for each calendar quarter shall be paid within thirty (30) days after the expiration of each quarter. Interest shall accrue at the rate of nine and one-half percent (9 1/2%) per annum on any Royalty payments that are not paid when due as proscribed herein.

The Employee will use prudent efforts to protect the intellectual and proprietary rights associated with the Drop Slot and Anticipation Slot concepts, including but not limited to, the procurement and the filing of patents, trade names or copyrights as may be applicable. Upon thirty (30) days written notice, the Employee agrees to provide access to the Corporation or its auditors to review and audit the Employee's books and records containing information pertinent to calculating the Royalty due the Corporation under this agreement.

2. Effective Date of Termination. The Employment Agreement in Paragraph 8 permits the Employee to terminate his employment upon sixty (60) days written notice to the Corporation. The Corporation agrees to waive this sixty (60) day period and allow the Employee's termination to be effective August 27, 1997. Notwithstanding the foregoing, the Employee remains obligated under the terms and conditions of the Employment Agreement, as amended herein, for those clauses which by their terms survive termination and consist only of the Non-Competition, Confidential Information, and Personal Property clauses. It is agreed and understood that the execution of this agreement is additional consideration from the parties for the amendment to the Non-Competition clause of the Employment Agreement as contained herein.

3.   Amendment.  The parties agree to amend Paragraph 14, Non-
Competition, ("Non-Competition Clause") of the Employment Agreement to increase the term to three (3) years and to limit its scope as follows:

a. The Non-Competition Clause shall be amended to exclude from its restrictions the Drop Slot and Anticipation Slot inventions/concepts and any accessories or derivatives pertaining thereto. The Employee shall be permitted to market, develop and sell the Drop Slot and Anticipation Slot concepts so long as such business actions are limited solely to such products and do not involve any other gaming product not otherwise excluded herein below.

b. It is understood and agreed by the parties that the Employee will not be in violation of the Non-Competition Clause as amended herein for those activities that are limited to the invention and development of gaming products (not manufacturing or marketing), provided that such invention and development does not pertain to the Corporation's Current Products and Future Products defined herein below in sub-paragraph (d).

c. The Employee shall only be required to abide by the terms of the Non-Competition Clause as it is currently written and as amended herein by Paragraph 3(a) and (3)(b) for a period of six (6) months, beginning as of August 27, 1997, with the exception of Paragraphs 3(d) and 3(e).

d. After the expiration of the six (6) month period stated above, the Employee agrees to remain obligated under the terms of the Non-Competition Clause for an additional eighteen (18) months, but this restriction shall be limited solely to products that are substantially similar to the Corporation's current products (the "Current Products") and to the Corporation's future products referred to or described in the letter dated August 28, 1997, executed by Steve Forte, attached hereto as Exhibit A and incorporated herein by reference ("Future Products").

e. After the expiration of the two (2) year period stated above in sub-paragraph (b) and (c), the Employee agrees to not compete with the Corporation as defined in the Employment Agreement for an additional one (1) year period only as to such products that are substantially similar to the Future Products defined previously herein.

4. No Unresolved Issues. The parties agree that there are no unresolved issues that each party may be aware of and that were raised by the parties pertaining to the assignment of the Drop Slot and Anticipation Slot concepts.

5.   Securities.  The Employee is in possession of certain
Warrants, Shares of Stock and Options (the "Securities") individually, or derivatively through the Sines Forte Partnership. The Employee acknowledges that such Securities were issued to him while he was an

Officer, Director and Shareholder of the Corporation and that for purposes of the resale of the same, the Securities and Exchange Commission will view him as an "affiliate" of the Corporation. As a result, the Employee agrees to abide to a "Lock-Up" of such Securities as required by the SEC and agrees to execute any and all documents that may be required in this regard.

6. Default. A "Default" of this agreement shall occur upon a material breach by either party of this agreement, the Employment Agreement and the Funding Agreements which goes uncured for thirty
(30) days after written notice of such breach by the non-breaching party. Upon Default by the Corporation, the Employee shall be relieved from any future obligations pertaining to the non-competition restrictions arising from this agreement, the Employment Agreement and the Funding Agreements and will be entitled to seek its damages as allowed by law or equity, including those damages allowed under the Employment Agreement and the Funding Agreements. Upon a Default by the Employee, the Corporation shall have the right to reduce the amount owed to the Employee under the terms of the Funding Agreements, as amended herein, by the amount of its damages and shall be permitted to seek such damages that are allowed by law or equity, including those damages allowed under the Employment Agreement and Funding Agreements.

CORPORATION

CASINOVATIONS INCORPORATED

by its:




EMPLOYEE


Randy D. Sines

August 28, 19,97

Fax # (509) 389-4409
Pages 11


Dear Tom:

I have pulled every item on my computer pertaining to "future projects" and compiled the following list. As per your request, and to the best of my recollection, I have provided a brief description (and an occasional comment where I thought it was appropriate).


In regards to than Slot concepts, many were described in some
detail during the preparation of a proposal to Sigma.   We never
did present the proposal.   I have used that documentation, when
applicable.


FUTURE PROJECTS

New Games
1. "Speed Go
Asian Game format that adds jackpots yet eliminates ties &
commissions.   The hands can be reduced to 5 or 6 cards and set to
2-3, and 2-4 respectively.

2.  US Roulette
Put all numbers into a sequential pattern Vs a scattered pattern. This would make it easier for the players to visually follow and track the winning numbers. A mirror, simplified layout & Payouts, possibly a counter-rotating LED ring(s) introducing 300, 400, 500 to 1 Payouts could all be added to the game.

3, "High Roller"
Combine Faro, Skin and Red Dog so that each results rests on the turn of a single card. Pitch the game as the fastest card game in the world.

4. "Jokers"
A specialty deck comprised of 1/2 Jokers and 1/2 "blanks" (or advertising cards), Played just like Baccarat, two cards to each Side; the players can bet on either side, the hand with the most jokers wins. Ties would be broken with additional draws thus creating a "long odds" situation for introducing jackpots.

5.  Bingo Bang
A game played with two different colored decks.  The players are
dealt the red cards, the dealer the blue.   The dealer forms a
square, or sequence, or any pattern where the players can match
first in color, then suit and then value.   Payouts are based on
"match difficulty," This is essentially a form of Bingo played as a table game.

C.  California BJ - "Player Pool"
Fantasy 21, for the California market (Native American & Cardroom) with multimedia presentation.

7.  "Ups and Downs'
Previously referred to any new game developed with the one-way face design. These games were to incorporate Randy's rotary shuffler. We have discussed concepts using puzzles, arrows and parts of currency (a number of cards aligned properly might read "win $1,O00,000").

8, "Ups and Downs' (Streakers")
The current name for a "Gin Rummy" style game where the players can discard from their hand--the longer they wait, the bigger the payoff. Currently, the game has the players continuing a streak of progressively higher cards, or lower cards, based an dealer drawing rules

Slot Concepts

9.  The "Slow Roll' (see attachment)
Now known as the 'Anticipation Slot' and no longer the property of Casinovations--see Sigma attachment,

10. Consecutive Hand Result Format (see attachment)
Can now use simplified schedules & results (fewer symbols - more sevens)
Accumulative format-.  'x spins to got x results'

11. Video Poker (see attachment)
High or Low VP (after the hand is dealt and at the player's discretion) Multiple Pay Stud (card by card basis)
Artificial Intelligence (incorporates bluffing)

12, No Spin - "Lock them Up"
See attachment

13.  Two Hand VP
         See attachment

14. Personalized Slots - autograph, photo, or other "selection." This concept would enable players to sign their name, have a photo taken, or select the "graphics" prior to playing. These images could either become a "symbol" or part of the graphic display thus personalizing the machine.

Equipment
15.  Plastic Cards

16.  Poker Tracking System

This item is on my earliest list but I have no idea what it refers to.

17.  Remote Video Machines (see attachment)

18.  Room to Table Gambling via Video Link

Players could gamble from the hotel room via a live television link to the casino floor.

19. New Dealing Shoe & Card System (Complements Safety Peek Card

A dealing shoe with "peeking" capabilities for reading our Safety
Peek Cards. This would eliminate the center table peeking devices. The shoe was to incorporate a unique, sensor driven cover for the top of the shoe

20.  Software Security System - Keith Taft

KT is the pioneer of "player electronic assistance" and an associate from many years ago. He called and asked if we would be interested in distributing his player detection software--probably the most sophisticated software ever made available to the industry. We have met on a few occasions to discuss this possibility.

21.  Rotary Shuffler for unsymmetrical cards

Randy's concept for "rotating" the cards versus shuffling--to be used with specialty cards (one way designs) and specialty games.

22.  Card Control & Cancellation System

Used cards are typically out or punched and resold in the gift shops. These damaged cards have little value in the home games and therefore are not as attractive as they could be. We wanted to develop a "spray" (for lack of a better term), that could be easily applied to, and penetrate, the cards thus identifying them as "used." We would then provide a recognition system for identifying this mark. Originally, this was to be a UV spray--with penetrating qualities--and black light for identification.

23  Sensor Chip rack

A chip rack with sensors that automatically counts the float (has already been done)

24.  Video Recognition System

Utilizing a computer recognition software known as "neuronet," a surveillance camera, alone could recognize the cards played, their order, the player's bets, and essentially create a "model" of a live game. This system would allow handsfree tracking of any table game--all existing systems are either intrusive (Safejack) or require operator intervention (BJ Survey Voice System).

I came across the following file called "Slot Miscellaneous."
Clearly, it consists of many undeveloped ideas, and a few already mentioned.

1.  Pay on four card flushes and straights

2.  What would have happened ?

3.  Short decks (Aces and Faces)

4.  Mega-Video Poker (Dave, Randy etc.)

5.  Multi Hand VP - choose your opponent.

6.  Change the suit of any one card.

7.  Spin any reel "one more time" (I believe it already exists).

8.  Player index capabilities (top-bottom, right- left), speed

9.  Player can "back-up" one symbol or "go forward one symbol"
(already done).
10. Play from either side - Each side produces different payout schedules

11. Player chooses first symbol, jackpot sequence or "Pick the Jackpot".

12  Personalized Slots - Draw a jackpot symbol or enter initials
Draw and Hold "twice" or even "three times" (Buy a card)8.

13.  Puzzle Slots - 8 liners - 3 "wide reels"
Instead of nine 7's needed to win super jackpot, a puzzle/picture is formed.

14. Two reels, 13 hearts -- pay on pairs, consecutive pairs, O/U A two reel machine with all 13 hearts, running consecutively, an each reel. Pay on pairs, consecutive pairs make four of a kind, 2 card straights and flushes etc. A wild card/joker on each reel would help support a attractive payout schedule.

15. A single symbol reel -- "ARROW" -- three arrows would cascade spin with decay. The arrow must end up pointing in the top half. When this happens, the arrow automatically moves to the 12:00 position. Three arrows pointing straight up wins jackpot. Any arrow that end up in the 12:00 position on its own, doubles the jackpot, two 12:00 arrows triple the jackpot and three 12:00 arrows pay the super jackpot.

This is the Sigma attachment:

"THE SLOW ROLL"

The "Slow Roll" concept eliminates the impersonal nature of many slot and video machines. The concept allows one or more reels, or graphic images, to "move" in a "visually identifiable" manner.
This is accomplished in one, or a combination of the following means: slowing down the overall speed(constant) of one or more reels/graphic images; slowing down the speed gradually (consistent or geometric rate of decay) of one or more reels/graphic images; implementation of various graphic/symbol strategies; implementation of various indexing strategies; and allowing more symbols to be visible to the players thus allowing the player to anticipate the time and distance a desired symbol must travel to reach the payout line. The goal of the "Slow Roll" is to add a "real" anticipation, suspense and a constant player interaction/excitement element.
When compared to the traditional slot "instant result" format, the excitement of playing slots and videos is greatly enhanced by introducing any or all of the "Slow Roll" features.

An excellent analogy comes from the sport of horse racing. Imagine a race where the distance between start to finish was only ten yards. The race produces an instant result with no "time" for players to become "emotionally involved". However, with the standard track the races are much longer allowing a drama to evolve -- the very allure of horse racing. The "Slow Roll" features are designed to create that same "time element" allowing anticipation, excitement and suspense.

MODIFICATION OF THE REEL STRIP AND REEL INDEX SPEEDS

Any symbol(s) combination/graphic that can be visually anticipated are all elements of this concept.

Examples:
1  Animation

Currency - Each symbol shows a bill in a different stage of "unfolding". The stages can range from folded in 16th's to open.
Spinning Chip/Coin - produce an effect similar to seeing the chip very fast, slow down and eventually land in slow motion

2.  Progressions

Any "progression" that affects size, shape, color, contrast or animation. Lights - A "WIN" symbol can light up at various stages
- all lights must be on to win. The progression can start with a single, small star, progress to a circle of stars and finally with prize/payoff inside. Others might include: from dot to chip, from blank to symbol, rotation of arrows/clock/wheel.

3.  Sequentially

Sequentially producing cards, numbers or chips. Card images - the same suit displayed in order (2, 3 or 4 reels).

4.  Repetition

Any combination of symbols can be "repeated" producing a recognizable pattern. The same repeating sequence - LLWLLW etc.
An entire 1/2 reel - same symbols.

The time elapsed between the start of the "slow-roll" mode and the result should vary little, if at all. In this manner the player can truly anticipate the final outcome. Utilizing uniform reel(s) decay times enhances player anticipation, however, decay rates may vary.

If the complete outcome is deemed to be too slow, from a productivity standpoint, one can speed up the front side (produce an instant result on the first two reels), increase the player cost (2 coin minimum) or use fewer symbols -- even fewer reels.

If the first one and/or two reels do not produce a potential winning combination, the "slow roll" can be suspended, (no winning combination to anticipate). For those examples in which the Slow Roll builds anticipation for one winning symbol/reel only, the first and second reels must be of a high frequency payout format. In example #1, the unfolding bill, one would expect the first reel to be predominately "unfolded bills", the second reel a lesser amount and the third reel only a few "winning" bills. This concept of "loading up" the earlier reel(s) plays an integral part of many "Slow Roll" variations.

SLOW ROLL WITH VISIBLE DISK(see laser prints)
Although a significant change from tradition, to further enhance the principle, the third reel is converted to a "disk" that spins like a "mini" Big-6-wheel "facing the player". The axis of the disk is rotated 90 degrees pointed towards the player so all symbols are visible. The anticipation and suspense element is now automatically "built-in". After the first two reels index, the player looks to the disk to visually follow the desired winning symbol and its position to the payout line/position. Aesthetically, the visible disk concept seems to work best in the center position(s) as shown in the accompanying drawings.

Another variation ma have all three reels converted to the disk configuration facing the player. All disks vary in size from small to large with the smallest disk closest to the player. The disks may also be "contained within one another," leaving all disk symbols on the same plane. These approaches allow all symbols on all reels to be visible. This is an exceptionally novel approach. Another variation utilizes one or more transparent disks with symbols indexing directly on top of one another. For example, each reel could index a "part of" a symbol. Only when all three symbols are lined up, is the complete symbol visible.

REAL VISION(see laser prints)

Through the use of Fiber Optics, mirrors, prisms, lenses, or a combination thereof, virtually all of the reel can be made visible to the player. Optimal viewing is anticipated to be from 1/3 to 2/3's of a reel. We view this approach as being the most practical, direct, and effective approach to accomplish the desired result. It's anticipated that the Slow Roll plus previously mentioned embodiments, cannot only be produced on an OEM level, but, if desired, can be produced in a "conversion form".

Finally, to further enhance the Slow Roll Concept, the use of non-traditional "indexing strategies" and "sound" can be employed.

Index Strategies
The "Slow Roll" concept can be accomplished without physically slowing down the reels or graphics -- simply slow down the result. This is accomplished by programming the reels so that the index order becomes a function of which order produces the most suspense/anticipation. For example, indexing in any desired order so as the "deciding" symbol indexes last.

Examples:
Assume the machine/chip produces a result of "bar, X, bar". In this scenario, after the player sees the second reel index the suspense is over. Instead, the software converts the original order to a "bar, bar, X" order allowing the "X" reel to index last. This has the effect of adding anticipation and suspense.

Another option is for the software to allow the reels to index out of order. For example, the reels may index traditionally, from left to right, or from right to left. Consider a traditional machine/chip producing a result of "X, bar, bar". Generally, if the first reel indexes a non-winning symbol or "blank", indexing of the following reels is meaningless. Directing the reels to index, "bar, bar, X" order gets the player more emotionally involved thus making the game more exciting. Additionally, the software randomizes the order of jackpots, near-jackpot and no-pay results. This eliminates a player's potential realization that every time the machine indexes from the right to left, for example, the order can not be associated with certain results.

Another option has the first and third reels indexing quickly always followed by a "slow roll" center reel index. This sequence allows some interesting variation.

1. "Match the Center Reel to Win". Once the outer reels index, any one of two symbols can win.

2. Card symbols - Example: If the center reel/card is higher than either side, the game pays even money, higher than both sides wins 2-1, trips win jackpot, three card straight flush wins super jackpot.

Sound
Sound can add considerably to the anticipation element of the Slow
Roll.

For example:

1. Repetitive sound may slow down as the reel indexes. This is a lot like the "Wheel of Fortune" TV show or any "Big 6" wheel where you can hear the "pointer" hit the circle of "pegs" at a varying speed. You can close your eyes and still anticipate the wheel stopping.

2. A sound accompanying the reel spin may get louder, or softer, as the reel gets closer to indexing. Another variation would to be use "pitch" going from a high to a low frequency, or visa versa.

3. More than one sound may accompany the reel spin and change at various speeds. The sound starts off as a series of "dings" and then changes to "another sound" as the reel gets ready to index.

4. A consistent duration of sound also adds anticipation. For example, let's say that a bell always rings 5 times. Players quickly realize that the reel always indexes as the fifth bell rings. One may use a small excerpt from a song or "jingle"-- "Yankee Doodle went to town" is one example where the reel would always index on "town".

A combination of any or all of these concepts may work together.

To maximize anticipation, the Slow Roll, and sound enhancements, can be utilized on any single reel, a combination of multiple reels, or all reels (two, three or more).

This file refers to the possibility of combining #20 and #24 in the original list.

Ultimate Player Tracking System ("UPTS")
The UPTS eliminates the need for the floor personnel to "swipe" a magnetically coded VIP card or manually input the information into
a database via computer.   Any player with a UPTS VIP card simply
places the VIP card on the table momentarily prior to making
his/her first bet to activate the system.   The UPTS instantly
identifies the player, date, time, gaming table, credit-line, hotel accommodations, and all other relevant information.

The UPTS then begins to monitor and track all of the following data:

Time played, total money in action, an exact theoretical win, Basic Strategy, Card Counting, Shuffle Tracking (Sequence and Segment), Holecard, Topcard, evaluates "unshuffled" slugs of cards, evaluates play for all types of electronic player assistance, a complete history of all previous visits, length of stay, wins/losses etc. The UPTS utilizes the most sophisticated "player evaluation" algorithms to date.

Methodology.

All BJ tables have player spots, logos, circles, or boxes.   As the
first card is dealt to begin a round, the Neural Net Software (NNS) would recognize the "position" of this first card (the first card will always be "closer" to the correct player position than any other player position). The same logic applies to all other player's first cards and the dealer's upcard--the only card dealt
in the center position, directly in front of the chip rack.   The
player's second card is always dealt in an over lapping manner.
The NNS would recognize and "attach" these second cards to the
first cards dealt to comprise all player hands.   The dealers
holecard is then dealt face-down.   The NNS would recognize the
card being dealt from the shoe to the "dealer-center-position."
The dealer's holecard would almost appear to "disappear" as it is aligned, almost
perfectly, under the dealer's upcard.   The NNS would either
recognize this "alignment action" or simply count the number of cards dealt from the shoe to recognize that the first phase of the round is complete.

As each player acts on their hands the NNS recognize the individual hit cards as they over lap, the first cards dealt thus connecting them to a particular player position. If the player doubles down, the NNS not only recognize the double wager, but sees one card
dealt perpendicular to the player original cards.   This is the
standard dealing procedure for double downs.   Int he case of pair
splitting, the NNS recognize two cards of the same value (or all ten valued), sees the two cards "separated," and a double wager to indicate a pair split.

The same logic would apply for any rule or dealing procedure.

I also have some files on the video version of Fantasy 21.

I have faxes a copy of the list and documentation to Randy. He feels that some of these ideas already exists (they do) and where this is true--already in the public domain--they probably shouldn't
be included as proprietary products.   I just wanted to leave the
lists and documentation in their most current form.   He has also
wanted to clarify the point that all "Slow Roll" concept/descriptions are in fact part of the "Anticipation Slot." They are in fact the same product.

Hopefully this list will suffice---I did not expand the Miscellaneous Slot list as most items are self explanatory.

Leave for Australia on Friday around 5:00 PM.   If you need me
before then, give me a call.

Randy will be home on Saturday evening or Sunday mid-day.

Best,

/s/Steve

Steve Forte